December 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Total Return Bond Fund

Post-Effective Amendment No. 48 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 49 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 033-55441

Investment Company Act No. 811-07215

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 5, 2017 on behalf of Prudential Investment Portfolios, Inc. 17 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933 Act) solely for the purpose of adding two new classes of shares to the Prudential Total Return Bond Fund (the Fund), which is a series of the Registrant. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 20, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The Staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and R4 shares for the Fund.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of the Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the disclosure states that the Fund may invest in high risk, below investment-grade securities, which “…are also known as junk bonds.” Please add disclosure explaining that investments in junk bonds are speculative.

Response: In response to this comment, the disclosure has been revised to denote that investments in junk bonds are speculative in nature.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Past Performance” returns are included for the Bloomberg Barclays US Aggregate Bond Index. Please explain why this index is considered to be a broad-based securities market index, and please consider adding a broad-based securities market index as appropriate.

Response: The Registrant believes that the Bloomberg Barclays US Aggregate Bond Index satisfies the requirement to include a broad-based securities market index. The Bloomberg Barclays US Aggregate is commonly recognized as the flagship benchmark that measures performance of the investment grade, US dollar-denominated, fixed-rate taxable bond market.  The index includes multiple sectors of the fixed income market including Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS and CMBS (agency and non-agency).  As of 10/31/17, the index included over 9,600 issues representing approximately $20.1 trillion in market value.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Management of the Fund,” please include both the month and the year in which each portfolio manager commenced service as a portfolio manager for the Fund.

Response: Both the month and the year of service commencement as a portfolio manager have been included for each portfolio manager.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the following disclosure appears: “Important Note: Class R2 and Class R4 shares are not available for purchase until on or about June 1, 2018.” Please explain why there is such a long lead time prior to when these new share classes will be available for sale.

Response: There are several reasons why the new share classes will not be available until June 2018. First, the Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it was important to provide new investors and new group retirement plans sufficient time to process and prepare for this change. Retirement plans typically have a long implementation time frame, and usually require significant lead time in order to prepare and implement the systems changes necessary to support a new share class.

Secondly, as also noted in the Prospectus, the Fund intends to close Class A, Class C, Class Z and Class R shares to most new group retirement plan investments, also to be effective on June 19, 2018. The Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it could be confusing and detrimental to the Fund and its investors if the new share classes were open and available for investment prior to when the Fund’s Class A, Class C, Class Z and Class R shares would be closed.

9. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal & Non-Principal Strategies,” please consider including in the Fund Summary the percentage investment limits which appear in this table which are applicable to the Fund’s principal investment strategies.

Response: Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

10. Comment: In the Prospectus, in the section entitled “How the Fund is Managed—Investment Subadviser,” please update the assets under management for PGIM Fixed Income to October 31, 2017.

Response: The assets under management for PGIM Fixed Income have been updated.

11. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” please confirm that the language and disclosures which explain the sales charges, loads, discounts and breakpoints applicable to various intermediaries conforms to the language and disclosures agreed upon by the Staff and Ms. Claudia DiGiacomo of PGIM Investments.

Response: Confirmed.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel